Exhibit 99.1

Sapiens Hosted Annual International Client Conference in Barcelona
including over 300 participants from 100 insurance companies & partners

Holon, Israel, May 30 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, hosted its annual International Client Conference in Barcelona on May 22-24. Attendees included insurance customers and prospects, leading industry experts from Microsoft, Celent, and ecosystem insurtech partners.

“Explore the Possibilities” was the theme of this event, and the full agenda focused on the key trends and innovations driving the insurance industry. Sessions included inspirational keynotes, insightful presentations and expert panels on industry-critical topics such as generative AI, cloud migration, cyber security, digital transformation and embedded insurance. The conference also gave participants the opportunity to learn about Sapiens' future vision, R&D and product development.

Agenda highlights included:

●	Leo Johnson, PWC’s Global Head of Disruption, presented an inspirational keynote about how to be a future-proof organisation, discussing the megatrends that will impact business performance.

●	Tomer Simon, Microsoft’s Chief Scientist, delivered an industry keynote presentation considering how AI is transforming the insurance industry.

●	Alex Zukerman, Sapiens’ Chief Strategy Officer, together with the business strategy leaders, discussed how Sapiens is creating strategies that exceed customer expectations in the digital age of cloud-native transformation and generative AI.

●	Dedicated streams for P&C and L&P customers delivered by Sapiens Division Presidents covered Sapiens’ latest product developments and future roadmaps.

●	Panel discussion hosted by Celent focused on what the future holds for life and pensions while the Camelot Network explored embedded insurance.

●	Partner showcase provided a selection of key insurtech partners the chance to show how their offers fit into the Sapiens ecosystem.

Daily breaks and social evening events allowed participants to network, learn from peers, and enjoy relaxing together in the true spirit of Barcelona.

“Our client conferences have been a great success throughout the years and, for the first time since the pandemic, it was very exciting to see our customers and partners in person once again,” said Yaffa Cohen-Ifrah, CMO and Head of Investor Relations at Sapiens. “We have prepared a great agenda covering all the hot topics insurers today are grappling with. The feedback received from participants is amazing and we thank and appreciate everyone who has worked together with us to prepare and deliver such an event.”

“Sapiens continues to be at the forefront of innovation in insurance,” said Roni Al-Dor, Sapiens President and CEO. “This conference demonstrated our deep insurance know-how and vast global experience. I was delighted to see our customers and partners join us once again in person and trust that together we will continue to provide insurers and consumers worldwide with top-notch solutions that leverage the latest technological advancements.”

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Investor Relations, Sapiens

Mobile: +1 917-533-4782

Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

sapiens.com